Exhibit 3.2

AMENDMENT NO. 1

TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF
BLACKROCK PRIVATE CREDIT FUND

This Amendment No. 1 (the “Amendment”) to the Second Amended and Restated Bylaws, effective as of August 1, 2024 (the “Bylaws”), of BlackRock Private Credit Fund, a Delaware statutory trust (the “Trust”), has been approved by the Trustees as of July 31, 2025. Capitalized terms used but not defined herein shall have the meanings set forth in the Bylaws.

WHEREAS, in connection with the registration of the Shares of the Trust in certain states, certain state securities regulators have requested modifications to the Declaration of Trust and By-Laws; and

WHEREAS, Article VII, Section I of the Bylaws provides that “[t]he Trustees shall have the exclusive power to amend or repeal the Bylaws or adopt new Bylaws at any time” provided that “[t]he Trustees shall in no event adopt Bylaws which are in conflict with the Declaration of Trust;” and

WHEREAS, effective as of the date hereof, the Trustees have amended the Declaration of Trust to provide that a quorum for all meetings of the Board shall be one-half, but not less than two, of the Trustees; and

WHEREAS, the Trustees desire to amend the Bylaws to conform to the amended Declaration of Trust;

NOW THEREFORE

1.	Section 6 of Article II of the Bylaws is amended and restated in its entirety as follows:

Quorum. Any time there is more than one Trustee, a quorum for all meetings of the Board of Trustees shall be one-half, but not less than two, of the Trustees. If a quorum shall not be present at any meeting of the Board of Trustees or any committee thereof, the Trustees present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present. With respect to actions of the Trustees and any committee of the Trustees, Trustees who are not Independent Trustees in any action to be taken may be counted for quorum purposes under this Article II Section 6 and shall be entitled to vote to the extent not prohibited by the 1940 Act.

Adopted: July 31, 2025